FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (the "Company")

199 Bay St., Suite 4000

Toronto, ON M5L 1A9

Item 2: Date of Material Change

February 16, 2024.

Item 3: News Release

A news release was issued by the Company on February 16, 2024 via Accesswire and subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

Effective February 16, 2024, the Company entered into an at the market offering agreement (the "ATM Agreement") with H.C. Wainwright & Co., LLC ("Wainwright"), pursuant to which the Company, at its discretion, may offer and sell, from time to time, through Wainwright as sales agent, Class B Subordinate Voting Shares in the capital of the Company ("Class B Shares") having an aggregate offering price of up to US$11,154,232 (the "ATM Offering"). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Offering will be paid to Wainwright in connection with its services.

The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the ATM Agreement. If the Company chooses to sell Class B Shares under the ATM Offering, the Company intends to use the net proceeds of the ATM Offering (i) to fund our various clinical studies, trials and development programs, (ii) to fund research and development, and (iii) for general corporate purposes and working capital.

Item 5.1: Full Description of Material Change

The ATM Offering is being made in the United States pursuant to a registration statement on Form F-3 (File No. 333- 276264) filed under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC") and declared effective on January 4, 2024 (the "Registration Statement"), the base prospectus contained in the Registration Statement (the "Base Prospectus") and the prospectus supplement dated February 16, 2024 ("Prospectus Supplement", together with Base Prospectus, the "Prospectus") filed with the SEC.

Sales of the Class B Shares under the Prospectus will be made in transactions that are deemed to be "at-the-market" offering as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through the Nasdaq Stock Market LLC. The Class B Shares will be distributed at the prevailing market prices at the time of each sale. As a result, prices may vary as between purchasers and during the period of distribution. No Class B Shares in the ATM Offering will be sold on the Canadian Securities Exchange or any other trading market in Canada.

You can review the Company's SEC filings, Registration Statement and Prospectus by accessing the SEC's internet site at www.sec.gov or on the Company's website at www.fsdpharma.com, through which you can access our SEC filings.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed

Chief Executive Officer and Executive Co-Chairman

T: (416) 854-8884

E: Zsaeed@fsdpharma.com

Item 9: Date of Report

February 26, 2024.